Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated August 31, 2018, relating to the consolidated financial statements of Waitr Incorporated as of December 31, 2017 and 2016, for the years ended December 31, 2017, 2016 and 2015, which is incorporated by reference in the Registration Statement Form S-3 of Waitr Holdings, Inc. and related Prospectus for the registration of 12,884,615 shares of common stock issuable upon exercise of warrants under the primary offering, and for the registration of 35,726,698 shares of common stock and 4 warrants to purchase common stock under the secondary offering.

/s/ Moss Adams LLP

Los Angeles, CA

December 7, 2018